

July 2, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: July 2, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and Corgi AMKR 2x Daily ETF, Corgi AMAT 2x Daily ETF, Corgi AXTI 2x Daily ETF, Corgi BRKB 2x Daily ETF, Corgi CRCL 2x Daily ETF, Corgi COHR 2x Daily ETF, Corgi CRWV 2x Daily ETF, Corgi LRCX 2x Daily ETF, Corgi MPWR 2x Daily ETF, Corgi NFLX 2x Daily ETF, Corgi NVTS 2x Daily ETF, Corgi OKLO 2x Daily ETF, Corgi ONDS 2x Daily ETF, Corgi TER 2x Daily ETF, Corgi UNH 2x Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications